ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

The high level of catastrophe and other weather-related losses in 1996 is principally to blame for breaking the Company's several year trend of improved operating results. Extensive property damage claims arising primarily from hailstorms, tornadoes and high winds resulted in the worst year for catastrophic claims in our Company's history. Gross catastrophe losses were approximately six times those of an average year. In spite of the significant increase in the magnitude of such claims, our claims service quality remained high.

The catastrophe activity of 1996 should not overshadow certain positive strides made during the year. A major development was the acquisition of Citizens Security Group Inc. and its subsidiaries, Citizens Fund Insruance Company and Insurance Company of Ohio on July 31, 1996. This acquisition fit well into the Company's plan for geographic expansion into additional Midwestern and North Central states. The acquisition expanded the Company's operating territory into four additional states: Minnesota, Missouri, North Dakota, and South Dakota; and increased its revenue base in Iowa, Ohio and Wisconsin. The Company also gained control of Citizens Security Mutual Insurance Company as a result of the acquisition. Direct written premiums for the Citizens Security Group were nearly $55 million for the full year. Underwriting results for Citizens Security were incorporated into the Company's pooling arrangement effective August 1, 1996. The Company continues to look for other acquisitions that meet its criteria.

The acquisition of Citizens Security Group, combined with growth in the existing book of Meridian business, caused an increase in 1996 annualized direct written premiums of approximately 34 percent. Future synergies are expected as the Company begins to take further advantage of Citizens Security's strength in working with certain business associations and as Meridian provides a farm product and certain commercial lines products to Citizens Security. The Company strives for a balanced book of property and casualty business including personal, commercial and farm lines.

During 1996, the Company continued the favorable trend of decreasing its operating expenses relative to premiums. Achieving continued reductions in per-unit costs and improvement in productivity remain key strategic goals. Meridian has developed an automated personal lines underwriting system that will enable policies meeting certain criteria to be issued without manual review, thus reducing costs without increasing risk. Meridian began testing this system in late 1996. By mid-1997, we expect to have most new Meridian homeowners and automobile business processed by automated underwriting. Additional efficiencies are expected to result from progress with commercial lines client-server processing and agency interface.

Results of Operations:

1996 Compared to 1995

In 1996, the Company reported net income of $5.8 million, or $0.86 per common share . This compares to 1995 net income of $11.6 million, or $1.72 per share. The 1996 results were negatively impacted by a series of severe storms that produced an unusually large volume of property damage claims throughout the Company's operating territory. The after-tax impact of catastrophe and other weather-related non-catastrophic claims is estimated to be approximately $1.17 per share in 1996, compared to approximately $0.42 per share in 1995. The 1996 catastrophe losses represent the largest catastrophe loss total in the Company's history. The Company's statutory combined ratio for 1996 was 108.0 percent versus 100.2 percent for the comparable 1995 period. The Company's total revenues in 1996 were a record high of $186.6 million, a 16.7 percent increase over 1995's $159.8 million. The 1996 total includes five months of premiums and investment income from the Citizens Security Group companies which were acquired on July 31, 1996. The effect of the Citizens Security Group acquisition on total revenues was approximately $15.8 million, including approximately $14.7 million of net earned premiums and $1.1 million of net investment income. Incremental net income from the Citizens Security Group operation for the five month period ended December 31, 1996 was approximately $0.25 million, or $0.04 per share, net of goodwill amortization and interest expense.

The Company's largest source of revenue, net earned premiums, increased 16.3 percent in 1996 to $167.3 million compared to $143.9 million for the 1995 period. Aside from the 10.2 percent increase in premium volume that resulted from the Citizens Security Group acquisition, premiums earned by the Meridian operation increased approximately 6.1 percent, or $8.8 million, over the 1995 total. The Meridian growth was attributed to nearly all lines of business, with personal lines production increasing 6.8 percent, commercial lines 5.6 percent and farmowners achieving growth of 2.8 percent in earned premium volume. Commercial and personal automobile and homeowners were the primary lines of business contributing to the increased premium volume. Depressing the commercial lines growth was a reduction of approximately $1.2 million in assumed earned premiums from the National Workers' Compensation Pool. Total policy count for the Meridian products, on a pooled basis, increased by approximately 12,650 policies, or 5.3 percent over the 1995 in-force total.

Net investment income of $14.9 million in 1996 increased 2.4 percent over 1995's total of $14.6 million. The pre-tax net investment yield declined slightly to 5.9 percent from 6.1 percent in 1995. The reduced portfolio yield resulted primarily from a greater proportion of assets being invested in equity securities and tax-exempt bonds. The average yield of the fixed maturity portfolio is 6.8 percent. The investment income generated from the acquired Citizens Security Group investment portfolio was partially offset by a reduction in the Meridian portfolio to help fund the purchase. In 1996, the Company realized net gains on the disposition of invested assets of $3.8 million, or $0.37 per share net of tax, compared to $1.5 million, or $0.15 per share after tax, for the 1995 period. Nearly all of the realized gains recognized in 1996 were generated from the sale of equity securities which are expected to have little impact on future investment yields.

Heavily impacted by catastrophe losses in 1996, the Company's incurred losses and loss adjustment expenses of $130.1 million were 31.3 percent higher than the $99.1 million reported for the comparable 1995 period. Approximately $12.2 million of the current year losses resulted from catastrophe and other weather-related non-catastrophic claims. This compares to approximately $4.4 million for the 1995 period. The acquisition of the Citizens Security Group business contributed approximately $9.1 million to the current year loss and loss adjustment expense total, accounting for over 9 percent of the increase. Also contributing to the high volume of losses was an increase in claim severity for Meridian's private passenger automobile and commercial multiple-peril lines of business. Partially offsetting these losses were improved results in the Company's workers' compensation and personal and commercial automobile liability lines of business. The Company's statutory loss ratio for 1996 deteriorated to
68.9 percent from 1995's 60.2 percent. The statutory loss adjustment expense ratio of 9.1 percent remained virtually unchanged from 1995 ratio.

The Company's general operating and amortization expenses of $50.2 million for the year ended December 31, 1996 were 11.6 percent higher than the $45.0 million reported for the same 1995 period. Relative to earned premium volume, the Company's expense ratio for 1996 improved to 30.0 percent from 31.3 percent for the prior year. Factors leading to the reduced expense ratio include certain economies of scale and decreases in employee incentive compensation, agent profit-sharing and assessments from certain boards and bureaus. As a result of the Citizens Security Group acquisition, the Company incurred approximately $252,000 of additional expense in 1996 for goodwill amortization and incurred interest expense of approximately $308,000 on the related bank loan.

For the most recent year, the Company recorded income tax expense of $150,000. The low effective tax rate results primarily from the amount of tax-exempt investment income in relation to pre-tax income.

1995 Compared to 1994

In 1995, the Company reported record highs in net income of $11.6 million and earnings per common share of $1.72. This compared to 1994 net income of $9.1 million and $1.35 per share. The improved results were primarily attributed to increased revenues and a reduction in all three components of the combined underwriting and expense ratio.
Total revenues increased 7.0 percent to $159.8 million from $149.3 million while the 1995 statutory combined ratio improved to 100.2 percent from 101.8 percent for 1994.

Net premiums earned for 1995 reflected 6.6 percent growth to $143.9 million from 1994's $135.0 million. This growth was attributed to nearly all major lines of business. Meridian's personal lines production for 1995 experienced growth of 8.7 percent. This was primarily attributed to the homeowners and private passenger automobile lines of business, which reflected earned premium growth of
9.7 percent and 7.6 percent, respectively. Farmowners achieved earnings growth of 10.2 percent while Meridian's commercial lines of business grew 3.1 percent over the 1994 level. The increase in commercial lines was attributed primarily to 8.9 percent growth in the commercial automobile line and 6.7 percent increase in voluntary workers' compensation business. Depressing the commercial lines growth was a reduction of nearly $600,000 in assumed earned premiums from the National Workers' Compensation Pool ("NWCP"). This partially resulted from actions taken by Meridian to control the type of workers' compensation business it would accept in states where the NWCP was unprofitable. The commercial lines growth was also hampered by soft market conditions, primarily in the state of Michigan where premium volume declined from the 1994 level. Meridian has addressed its products, rates and personnel in the state of Michigan and will continue to monitor these actions for improved results. Total policy count, on a pooled basis, for 1995 increased by approximately 7,000 policies, or 3.0 percent, over the 1994 total.

Net investment income for 1995 increased 4.1 percent to $14.6 million from $14.0 million in 1994 resulting primarily from a larger invested asset base. A reduction in the Company's pre-tax net investment yield to 6.1 percent in 1995 from 6.4 percent in 1994 primarily was a result of a greater proportion of common stocks and tax-exempt bonds in the investment portfolio and increased investment expenses. During 1995 the Company realized gains on the disposition of invested assets of $1.5 million compared to $0.3 million of realized gains for the prior year. Such gains were realized primarily on the sale of common stocks and have an insignificant effect on future investment yields.

The Company's incurred losses and loss adjustment expenses of $99.1 million for 1995 increased 5.5 percent over 1994's $94.0 million, primarily as a result of the increased volume of business. The statutory loss and loss adjustment expense ratio improved to 69.2 percent in comparison to 69.8 percent for the previous year. The Company reflected improved results in its commercial multiple-peril, homeowner and workers' compensation lines of business. The loss ratio for commercial multiple-peril improved significantly from 1994's ratio of 55.5 percent to a 37.6 percent ratio in 1995. Homeowners also recorded a reduction from 72.9 percent in 1994 to 71.0 percent in 1995. A reduction in liability claims for the current period was the primary reason for the improvement in these lines of business. The Company also experienced improved underwriting results in both the
voluntary and involuntary workers' compensation lines.   Partially
offsetting these improvements was deterioration in the personal and commercial automobile and farmowners lines of business. The loss ratio for personal and commercial auto increased to 67.4 percent from
61.4 percent in 1994 primarily as a result of increased severity. The deterioration in the farmowners loss ratio to 60.7 percent for 1995 from 56.5 percent in 1994 was caused by a rise in liability claims.

General operating expenses incurred during 1995 of $14.2 million decreased 2.6 percent from $14.5 million reported for 1994. Lower state income taxes, reduced assessments from the NWCP and certain economies of scale were the primary contributors to the expense reduction. The reduced expenses, combined with a slight reduction in the Company's average commission rate, produced a statutory expense ratio of 31.0 percent for the current period compared to 32.0 percent for the prior year. Amortization expenses of $30.8 million for the 1995 period increased 5.2 percent from $29.3 million, corresponding with the Company's growth in premium volume.

The Company's effective tax rate in 1995 increased to 26.1 percent compared to the prior year's 20.9 percent. This increase was attributed to an overall growth in taxable income causing the Company to be subject to less relative impact of tax-exempt income and the dividends received deduction.

Liquidity and Capital Resources:

The Company's primary need for liquidity is to pay shareholder dividends, and its main source of liquidity is the receipt of dividends from its subsidiaries. The Company's subsidiaries are subject to state laws and regulations which restrict their ability to pay dividends. (See Note 10 of the Notes to Consolidated Financial Statements.) The principal need of the Company's insurance subsidiaries for liquid funds is the payment of claims and general operating expenses in the ordinary course of business. The funds of the Company's insurance subsidiaries are generally invested in securities with maturities intended to provide adequate cash to pay such claims and expenses without forced sales of investments. The average duration of the fixed maturity portfolio is 4.6 years. Over the next year, a relatively small portion of the Company's bond portfolio is scheduled to mature.

Approximately 85 percent of the Company's investment assets are held in fixed maturities, substantially all of which are believed to be readily marketable. Within the fixed maturity portfolio, the Company holds approximately 23 percent in mortgage-backed pass-through securities and collateralized mortgage obligations. The Company has attempted to reduce the prepayment risks associated with mortgage-backed securities by investing a majority of the collateralized mortgage obligations in planned amortization and very accurately defined tranches. These investments are designed to alleviate the risk of prepayment by providing predictable principal prepayment schedules within a designated range of prepayments. The Company has no exposure to high risk derivatives in its portfolio.

The Company's fixed income investment portfolio consists almost entirely of investment grade securities, the average quality of which is rated Aa / AA. The Company currently holds all of its fixed maturity investments in the "available-for-sale" category which are carried at market value. The Company at December 31, 1996 recorded unrealized gains in the bond portfolio of approximately $2.7 million, net of deferred income taxes. At year-end 1995, the Company recorded unrealized gains on the bond portfolio of approximately $4.1 million, net of deferred income taxes. Net unrealized appreciation of investments added $1.05 to the Company's $18.02 book value per share at December 31, 1996, similar to unrealized appreciation adding $1.01 per share to the $17.45 book value at December 31, 1995.

On July 31, 1996, the Company completed the acquisition of Citizens Security Group Inc. of Red Wing, Minnesota. The Company purchased all of the outstanding shares of Citizens Security Group and its wholly-owned property and casualty insurance subsidiaries, Citizens Fund Insurance Company and Insurance Company of Ohio, for approximately $30.3 million in cash, including capitalized acquisition costs, and became affiliated with Citizens Security Mutual Insurance Company. Approximately 60 percent of the purchase price was generated from the sale of a portion of the Company's investment portfolio. The remaining $12 million was financed through bank debt and is being amortized over seven years with a variable interest rate of LIBOR plus 50 basis points. The acquisition was accounted for as a purchase with the assets acquired and liabilities assumed being recorded at their estimated fair value at the date of acquisition. The excess cost over the fair value of the net assets of approximately $15.1 million was recorded as goodwill, which is being amortized on a straight-line basis over a 25 year period.

Beginning in 1994, state insurance regulators required companies to calculate Risk Based Capital ("RBC"). RBC is the capital required to cover the varying degrees of risk inherent in a company's assets, loss reserves, underwriting, and reinsurance. The "company action level" RBC is the minimum amount of capital required in order to avoid regulatory action. In 1996, the adjusted capital of the Company's insurance subsidiaries is well above the required minimum.

Impact of Inflation:

Inflation can have a significant impact on property and casualty insurers because premium rates are established before the amount of losses and loss adjustment expenses is known. The Company attempts to anticipate increases from inflation in establishing rates, subject to limitations imposed for competitive pricing.

The Company considers inflation when estimating liabilities for losses and loss adjustment expenses, particularly for claims having a long period between occurrence and settlement. The liabilities for losses and loss adjustment expenses are management's estimates of the ultimate net cost of underlying claims and expenses and are not discounted for the time value of money. In times of inflation, the normally higher investment yields may partially offset potentially higher claims and expenses.

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
                   CONSOLIDATED STATEMENT OF INCOME
         for the Years Ended December 31, 1996, 1995 and 1994


                                                  December 31,
                                        1996          1995          1994

Premiums earned                     $167,304,414  $143,865,821  $135,001,881
Net investment income                 14,908,285    14,563,820    13,995,984
Net realized investment gains          3,793,778     1,538,281       285,701
Other income (expense)                   562,198      (146,345)       54,623
      Total revenues                 186,568,675   159,821,577   149,338,189

Losses and loss adjustment expenses  130,101,192    99,123,849    93,970,529
General operating expenses            13,766,868    14,155,631    14,527,021
Interest Expense                         307,887           ---           ---
Amortization expenses                 36,442,635    30,820,058    29,304,576
      Total expenses                 180,618,582   144,099,538   137,802,126

Income before taxes                    5,950,093    15,722,039    11,536,063
Income taxes (benefit)
  Current                                702,141     3,554,000     2,574,000
  Deferred                              (552,000)      551,000      (159,000)
      Total income taxes                 150,141     4,105,000     2,415,000

      Net income                    $  5,799,952  $ 11,617,039  $  9,121,063

Weighted average shares outstanding    6,779,284     6,770,081     6,739,712

Per share data:
  Net income                        $       0.86  $       1.72  $       1.35


The accompanying notes are an integral part of the consolidated financial statements.

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEET
                   as of December 31, 1996 and 1995

                                                    December 31,
                                                  1996          1995
       ASSETS
Investments:
   Fixed maturities--available for sale, at market
    value (cost $234,356,000 and $213,816,000)    $238,343,040  $220,036,772
   Equity securities, at market
    (cost $33,779,000 and $26,961,000)              40,629,633    31,119,875
   Short-term investments, at cost, which
    approximates market                              1,326,634     2,483,338
   Other invested assets                             1,390,176     1,053,905
      Total investments                            281,689,483   254,693,890

Cash                                                 3,128,154       935,098
Premium receivable, net of allowance for bad debts   4,674,984     2,642,425
Accrued investment income                            3,241,125     2,942,194
Deferred policy acquisition costs                   16,690,275    13,354,600
Goodwill                                            16,848,829     2,152,339
Reinsurance receivables                             45,850,830    32,469,285
Prepaid reinsurance premiums                         5,020,605     2,617,138
Due from Meridian Mutual Insurance Company           8,973,672     9,358,803
Other assets                                        11,679,744     1,422,444
      Total assets                                $397,797,701  $322,588,216

           LIABILITIES AND SHAREHOLDERS' EQUITY
Losses and loss adjustment expenses               $161,309,239  $123,577,240
Unearned premiums                                   84,065,751    64,558,695
Other post-employment benefits                       1,417,814     1,298,378
Bank loan payable                                   11,875,000           ---
Reinsurance payables                                 8,664,358     6,863,626
Other liabilities                                    8,291,558     8,047,610
      Total liabilities                            275,623,720   204,345,549

Shareholders' equity:
   Common shares, no par value,
    Authorized-20,000,000, Issued-6,805,955 and
    6,803,185, Outstanding-6,779,375 and
    6,776,805 at December 31, 1996 and 1995,
    respectively                                    44,077,846    44,076,685
   Contributed capital                              15,058,327    15,058,327
   Unrealized appreciation of investments, net
    of deferred income taxes                         7,141,846     6,842,245
   Retained earnings                                55,895,962    52,265,410
      Total shareholders' equity                   122,173,981   118,242,667
      Total liabilities and shareholders' equity  $397,797,701  $322,588,216


The accompanying notes are an integral part of the consolidated financial statements.

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
         for the Years Ended December 31, 1996, 1995 and 1994


                                                   Unrealized
                                                  Appreciation
                         Common      Contributed (Depreciation)   Retained
                         Shares        Capital   of Investments   Earnings

Balance at January 1,
 1994                 $ 43,855,319  $ 15,058,327  $    491,027  $ 35,041,862
Cumulative effect of
 accounting change for
 certain investments,
 net of deferred
 income taxes                  ---           ---     4,417,201           ---
Net income                     ---           ---           ---     9,121,063
Unrealized depreciation
 of investment securities,
 net of deferred income
 taxes                         ---           ---   (12,189,952)          ---
Dividends ($0.24 per
 share)                        ---           ---           ---    (1,617,811)
Vested restricted
 common shares              35,584           ---           ---           ---
Exercise of stock
 options for 6,925
 common shares              39,819           ---           ---           ---
Balance at December 31,
 1994                   43,930,722    15,058,327    (7,281,724)   42,545,114
Net income                     ---           ---           ---    11,617,039
Unrealized appreciation
 of investment securities,
 net of deferred income
 taxes                         ---           ---    14,123,969           ---
Dividends ($0.28 per
 share)                        ---           ---           ---    (1,896,743)
Repurchase and retirement
 of 6,479 common shares    (77,033)          ---           ---           ---
Exercise of stock
 options for 40,521
 common shares             222,996           ---           ---           ---
Balance at December 31,
 1995                   44,076,685    15,058,327     6,842,245    52,265,410
Net income                     ---           ---           ---     5,799,952
Unrealized appreciation
 of investment securities,
 net of deferred income
 taxes                         ---           ---       299,601           ---
Dividends ($0.32 per
 share)                        ---           ---           ---    (2,169,400)
Exercise of stock
 options for 4,042
 common shares              23,241           ---           ---           ---
Repurchase and retirement
 of 1,472 common shares    (22,080)          ---           ---           ---
Balance at December 31,
 1996                 $ 44,077,846  $ 15,058,327  $  7,141,846  $ 55,895,962


The accompanying notes are an integral part of the consolidated financial statements.

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF CASH FLOWS
         for the Years Ended December 31, 1996, 1995 and 1994

                                                   December 31,
                                         1996          1995          1994
Cash flows from operating activities:
 Net income                         $  5,799,952  $ 11,617,039  $  9,121,063
 Reconciliation of net income to net
  cash provided by operating
  activities:
   Realized investment gains          (3,793,778)   (1,538,281)     (285,701)
   Amortization                       36,442,635    31,257,989    30,202,060
   Deferred policy acquisition costs (39,321,446)  (32,068,780)  (29,181,486)
   Increase in unearned premiums       2,034,199     4,895,409       982,535
   Increase (decrease) in loss and
    loss adjustment expense           11,054,147      (177,410)    3,990,725
   Decrease (increase) in amount due
    from Meridian Mutual                 385,131    (2,548,320)   (1,337,003)
   Decrease (increase) in reinsurance
    receivables                       (7,352,448)      234,172    (2,303,137)
   Decrease (increase) in prepaid
    reinsurance premiums                (349,547)        2,654       205,510
   Decrease (increase) in other assets 2,064,651        66,763      (638,901)
   Increase in other post-employment
    benefits                             119,436       197,223       102,060
   Increase (decrease) in reinsurance
    payables                           1,800,732       972,951      (248,655)
   Increase (decrease) in other
    liabilities                       (1,866,664)      116,619       831,814
   Other, net                            (61,732)      755,919      (247,430)
 Net cash provided by operating
   activities                          6,955,268    13,783,947    11,193,454

Cash flows from investing activities:
 Purchase of fixed maturities        (47,518,736)  (39,897,557)  (37,157,445)
 Proceeds from sale of fixed
  maturities                          38,131,207    17,111,272    18,528,560
 Proceeds from calls, prepayments and
  maturity of fixed maturities        24,843,739    14,404,070    16,403,055
 Purchase of equity securities       (19,794,358)  (15,735,622)  (16,369,601)
 Proceeds from sale of equity
  securities                          18,633,656     9,556,180    10,267,616
 Net (increase) decrease in short-
  term investments                     3,300,088     1,641,491    (2,075,005)
 Decrease (increase) in other
  invested assets                       (336,271)       31,366      (347,414)
 Acquisition of subsidiary           (30,262,442)          ---           ---
 Increase (decrease) in securities
  payable                             (1,533,830)    1,117,355       430,569
 Net cash used in investing
  activities                         (14,536,947)  (11,771,445)  (10,319,665)

Cash flows from financing activities:
 Repurchase and retirement of common
  stock                                  (22,080)      (77,033)          ---
 Exercise of stock options                23,241       222,996        39,819
 Proceeds from bank loan              12,000,000           ---           ---
 Repayment of bank loan                 (125,000)          ---           ---
 Dividends paid                       (2,101,426)   (1,826,933)   (1,617,696)
 Net cash provided by (used in)
  financing activities                 9,774,735    (1,680,970)   (1,577,877)

Increase (decrease) in cash            2,193,056       331,532      (704,088)
Cash at beginning of year                935,098       603,566     1,307,654
Cash at end of year                 $  3,128,154  $    935,098  $    603,566


The accompanying notes are an integral part of the consolidated financial statements.

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.Summary of Significant Accounting Policies:

   Nature of Operations:

   Meridian Insurance Group, Inc. ("the Company"), was organized in 1986 as a subsidiary of Meridian Mutual Insurance Company ("Meridian Mutual"), an Indiana mutual insurance company that currently owns 46.5 percent of the outstanding common shares of the Company. The Company is a regional holding company principally engaged in the business of underwriting property and casualty insurance through its wholly-owned subsidiaries, Meridian Security Insurance Company ("Meridian Security"), Citizens Fund Insurance Company ("Citizens Fund") and Insurance Company of Ohio ("ICO"). Both Citizens Fund and ICO, along with their holding company, Citizens Security Group Inc. ("CSGI"), were acquired by the Company on July 31, 1996. (See Note 3.)

   Effective August 1, 1996, Citizens Fund , ICO and Citizens Security Mutual Insurance Company ("Citizens Security Mutual"), the former majority shareholder of CSGI, became participants in a reinsurance pooling arrangement with Meridian Mutual and Meridian Security, in which the underwriting income and expenses of each entity are shared. The participation percentages of the Company's insurance subsidiaries total 74 percent. Prior to August 1, Meridian Security and Meridian Mutual were the only participants in the reinsurance pooling arrangement, of which Meridian Security assumed 74 percent of the combined underwriting income and expenses of the two companies. (See Note 5.)

   Meridian Mutual writes a broad line of property and casualty insurance, including personal and commercial automobile; homeowners, farmowners and commercial multi-peril; and workers' compensation. Business is written through approximately 1,075 independent insurance agencies in the states of Illinois, Indiana, Iowa, Kentucky, Michigan, Ohio, Pennsylvania, Tennessee, and Wisconsin. Meridian Security is licensed in all states in which Meridian Mutual is licensed and writes personal and farm lines in Indiana, Iowa, Kentucky, Ohio, Tennessee, and Wisconsin through approximately 400 independent insurance agencies, many of which are cross-licensed with Meridian Mutual. Citizens Fund and Citizens Security Mutual offer a variety of personal and commercial insurance products in the states of Iowa, Minnesota, Missouri, North Dakota, Ohio, South Dakota, and Wisconsin through a network of 425 independent insurance agencies. ICO writes personal and commercial products in the state of Ohio through approximately 92 independent agencies.

   Basis of Presentation:

   The consolidated financial statements have been prepared on the basis of generally accepted accounting principles which differ in some respects from those followed in reports to insurance regulatory authorities. Certain prior year amounts have been reclassified to conform to the current-year presentation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosure of certain assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Principles of Consolidation:

   The consolidated financial statements include the accounts of Meridian Insurance Group, Inc., and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

   Investments:

   Fixed maturity investments include bonds, notes, mortgage backed pass-through securities, collateralized mortgage obligations, other asset backed securities and sinking fund preferred stocks. The fixed maturity portfolio is invested entirely in securities classified as available for sale and is carried at quoted market values. Equity securities, consisting of unaffiliated common and perpetual preferred stocks, are reported at quoted market values. Short-term investments are recorded at cost, approximating market value. Other investments include a limited partnership recorded on the equity method and a mortgage loan stated at the aggregate unpaid balance.

   Realized gains or losses on disposition of investments are determined on a specific identification basis. Unrealized gains and losses resulting from changes in the valuation of both equity securities and fixed maturities available for sale are recorded directly in shareholders' equity, net of applicable deferred income taxes.

   The Company regularly evaluates its investments based on current economic conditions, past credit loss experience and other circumstances of the Company. A decline in a security's net market value that is not a temporary fluctuation is recognized as a realized loss, and the cost basis of that security is reduced.

   Premium Revenue:

   Premiums are recognized as revenue on a monthly pro rata basis over the coverage terms of the respective policies. Any premiums applicable to the future terms of the policies are included in liabilities as unearned premiums.

   Deferred Policy Acquisition Costs:

   Policy acquisition costs, principally commissions, premium taxes, and variable underwriting and policy issue expenses, have been deferred. Such costs are amortized as premium revenue is earned. The method used in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, and also considers the effects of anticipated investment income, losses and loss adjustment expenses, and certain other costs anticipated to be incurred as the premium is earned. In connection with the acquisition of Citizens Fund and ICO, the Company allocated a portion of its cost to an asset representing the estimated equity in the unearned premium reserve of the acquired book of business. The asset is being amortized as the related premium revenue is earned.

   Goodwill:

   The Company's goodwill represents the excess of cost over the fair value of identifiable net assets acquired from business acquisitions and is being amortized on a straight-line basis over a 25-year period.

   Losses and Loss Adjustment Expenses:

   Reserves for unpaid losses and loss adjustment expenses are based on both estimates of the ultimate costs of individual claims and on other non-discounted estimates, such as claims incurred but not reported and salvage and subrogation. The methods of making such estimates are continually reviewed and updated, and any reserve adjustments are reflected in current operating results.

   Income Taxes:

   Deferred income taxes are provided to reflect the estimated future tax effects of temporary differences between the tax basis of an asset or liability and the basis recorded in financial statements. The deferred tax asset or liability is measured by using enacted tax rates expected to apply to future taxable income in the periods in which the temporary differences are expected to be recovered or settled. Accordingly, changes in future tax rates cause immediate adjustments to deferred taxes.

   Net Income per Share:

   Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the year.

 2.Investments:
   Investment income is summarized as follows:

                                         1996          1995          1994
   Interest on fixed maturities:
    Tax-exempt securities           $  3,875,822  $  3,578,156  $  3,050,947
    Taxable securities                 8,686,144     8,727,315     8,251,261
    Dividends on redeemable preferred
     stock                             2,489,104     2,402,974     2,673,605
    Dividends on equity securities       773,238       560,390       339,559
    Interest on short-term investments   243,837       247,272       162,067
    Other investment income               93,861        84,873       146,698
      Total investment income         16,162,006    15,600,980    14,624,137
    Investment expenses                1,253,721     1,037,160       628,153
    Net investment income           $ 14,908,285  $ 14,563,820  $ 13,995,984

   Realized and unrealized gains on investments are summarized as follows:

                                         1996          1995          1994
   Realized gains (losses):
    Fixed maturities                $   (456,602) $     87,370  $   (118,358)
    Equity securities                  4,559,380     1,458,589       404,059
    Other invested assets                    ---        (7,678)          ---
      Total realized investment gains  4,102,778     1,538,281       285,701
    Investment expenses                  309,000           ---           ---
    Net realized investment gains   $  3,793,778  $  1,538,281  $    285,701

   Net change in unrealized appreciation (depreciation):

    Fixed maturities, available for
     sale                           $ (2,150,596) $ 16,373,654  $(16,819,514)
    Equity securities                  2,692,197     5,104,315    (1,696,054)
    Cumulative effect of accounting
     change for certain investments          ---           ---     6,743,818
    Deferred income tax from
     cumulative effect of accounting
     change for certain investments          ---           ---    (2,326,617)
    Deferred income tax benefit
     (expense)                          (242,000)   (7,354,000)    6,325,616
    Net change in unrealized
     appreciation (depreciation)    $    299,601  $ 14,123,969  $ (7,772,751)

   Net change in unrealized
    depreciation of fixed maturities,
    held to maturity                $        ---  $   (367,533) $   (713,522)

   Effective January 1, 1994, the Company adopted Statement of
   Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under this statement the Company classified all investment securities into three categories: held-to-maturity securities carried at amortized cost; available-for-sale securities carried at fair value, with the unrealized gains and losses recorded, net of deferred tax, to shareholders' equity; and trading securities carried at fair value, with the unrealized gains and losses reflected in the consolidated statement of income. Initially, the Company classified approximately 98 percent of its fixed maturities as "available for sale" and 2 percent as "held to maturity", with no fixed maturities being assigned to the "trading" category. The cumulative effect of adopting SFAS No.
   115 resulted in a $4,417,201 increase, net of deferred taxes, to the Company's shareholders' equity. On November 30, 1995, the
   Company, as permitted in Q61 of the Financial Accounting Standards Board ("FASB") Special Report on SFAS No. 115, transferred all holdings classified as "held to maturity" to the "available for sale" category. This transaction did not have a material effect on the Company's financial statements.

   The amortized cost and estimated market values of investments in fixed maturity securities at December 31, 1996 and 1995, are as follows:

                                           Gross       Gross       Estimated
                             Amortized   Unrealized  Unrealized      Market
                               Cost        Gains       Losses        Value
   December 31, 1996
   Available for sale:
    Government and agency
       domestic bonds      $ 11,441,004  $  317,830  $   50,708  $ 11,708,126
    Municipal bonds          73,550,278   1,954,019     302,450    75,201,847
    Corporate bonds          61,810,087   1,141,551     152,224    62,799,414
    Mortgage-backed
     securities              54,090,640     714,993     155,481    54,650,152
    Sinking fund preferred
     stocks                  33,464,362   1,080,656     561,517    33,983,501
       Total fixed maturity
        securities         $234,356,371  $5,209,049  $1,222,380  $238,343,040

   December 31, 1995
   Available for sale:
    Government and agency
       domestic bonds      $  8,127,012  $  600,241  $    3,790  $  8,723,463
    Municipal bonds          72,356,941   2,649,867     371,703    74,635,105
    Corporate bonds          40,484,745   1,633,386       5,580    42,112,551
    Mortgage-backed
     securities              57,037,770   1,425,970     158,915    58,304,825
    Sinking fund preferred
     stocks                  35,809,142     803,950     352,264    36,260,828
       Total fixed maturity
        securities         $213,815,610  $7,113,414  $  892,252  $220,036,772

   The amortized cost and estimated market value of fixed maturity securities available for sale at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                                  Estimated
                                                    Amortized       Market
                                                      Cost          Value
   Available for sale:
     Due in one year or less                      $  2,220,935  $  2,231,573
     Due after one year through five years          42,239,968    42,740,774
     Due after five years through ten years         48,664,611    49,914,445
     Due after ten years through fifteen years      32,881,299    33,865,382
     Due after fifteen years through twenty years    5,693,977     5,655,926
     Due after twenty years                         48,564,941    49,284,788
        Subtotal                                   180,265,731   183,692,888
     Mortgage-backed securities                     54,090,640    54,650,152
        Total fixed maturity securities           $234,356,371  $238,343,040

   Proceeds from sales of investments in fixed maturity securities during 1996, 1995 and 1994, respectively, were $38,131,207,
   $17,111,272 and $18,528,560.  During 1996, 1995 and 1994,
   respectively, gross gains of $197,320, $445,260 and $444,784 and gross losses of $653,922, $357,890 and $563,142 were realized on those sales.

   Unrealized appreciation resulting from changes in the valuation of equity securities at December 31, 1996 totaled approximately
   $6,851,000 representing $7,614,000 of gains on certain securities and $763,000 of losses on other securities.

 3.Acquisition:
   On July 31, 1996, the Company acquired Citizens Security Group Inc. and its property and casualty insurance subsidiaries, Citizens Fund Insurance Company and Insurance Company of Ohio, for a cash purchase price of approximately $30,262,000, including capitalized acquisition costs. Approximately 60 percent of the purchase price was generated from the sale of a portion of the Company's investment portfolio and the remainder was financed through bank debt. (See Note 4). The acquisition was accounted for as a purchase with the assets acquired and liabilities assumed being recorded at their estimated fair value at the date of acquisition. The excess cost over the fair value of the net assets resulted in goodwill of approximately $15,140,000, which is being amortized over 25 years on the straight-line basis.

   The consolidated financial statements include the results of operations of the acquired entities from the date of acquisition. Unaudited pro-forma condensed consolidated results of operations presented below assume the acquisition and financing of the transaction had occurred at the beginning of each period presented:

                                              1996              1995
      Premiums earned                    $ 185,808,000      $174,501,000
      Total revenues                     $ 206,201,000      $192,416,000
      Net income                         $   4,138,000      $ 11,310,000
      Net income per share               $        0.61      $       1.67

   These unaudited pro-forma results are not necessarily indicative of the results of operations that would have occurred had the acquisition taken place at the beginning of each period, or of future operations of the combined companies.

   Supplemental cash flow information for the acquisition is as follows:

                                                                 1996
      Fair value of assets acquired                         $ 77,440,427
      Cash paid                                               30,262,442
      Liabilities assumed                                   $ 47,177,985

 4.Bank Loan Payable:
   The Citizens Security Group acquisition was funded in part through a $12,000,000 bank loan. The debt has a variable interest rate of LIBOR plus 50 basis points and will mature on August 1, 2003. The Company is required to make principal payments in accordance with the following schedule:

      1997                              $   625,000
      1998                                1,125,000
      1999                                1,625,000
      2000                                2,000,000
      2001                                2,125,000
      Thereafter                          4,375,000
         Total payments outstanding     $11,875,000

   The principal balance of the bank loan as of December 31, 1996 approximates its market value. Interest paid on the loan during 1996 amounted to $187,887. The bank debt includes certain financial covenants, the most significant of which concern the amounts of risk based capital, statutory policyholders' surplus, total debt, debt to capitalization and debt service coverage (the relationship of dividends available from the Company's insurance subsidiaries to required principal and interest payments).

 5.Related Party Transactions:
   Meridian Security, Citizens Fund, ICO, Meridian Mutual and Citizens Security Mutual are parties to a reinsurance pooling agreement ("pooling agreement") under which all premiums, losses and loss adjustment expenses as well as other underwriting expenses are shared by the companies on the basis of their percentage participation defined in the pooling agreement. Other expenses are allocated on the basis of specific identification or estimated costs. Amounts either due to or due from Meridian Mutual and Citizens Security Mutual result from these transactions, and are normally reimbursed on a monthly basis. Management believes that such expenses would not be materially different if incurred directly by each company.

   Beginning August 1, 1996, the reinsurance pool participation percentages of the Company's insurance subsidiaries total 74 percent. Prior to August 1, Meridian Security and Meridian Mutual were the only participants in the aforementioned pooling arrangement, of which Meridian Security assumed 74 percent of the combined underwriting income and expenses of the two companies.

   For the year ended December 31, 1996, approximately 88 percent of the Company's total premium volume was derived from its participation in the pooling agreement. In 1995 and 1994, approximately 90 percent and 84 percent, respectively, was derived from the pooling arrangement.

   Prior to January 1, 1997, Meridian Security, Citizens Fund and ICO had no employees and were dependent on the business and operations of Meridian Mutual and Citizens Security Mutual. Meridian Mutual had a defined pension plan covering substantially all employees and a non-tax qualified retirement plan for certain key employees. Related pension costs allocated to the Company were immaterial to the results of operations for the periods ended December 31, 1996, 1995 and 1994. The Company also participated in the multi-employer plan for other post-retirement benefits offered by Meridian Mutual to employees, including medical benefits for early retirees (eligible upon attainment of age 55 and five years of service up to age 65) and group term life insurance that phases out over a five year period from the retirement date. Related costs allocated to the Company were approximately $53,000, $98,000 and $102,000 for 1996, 1995 and 1994, respectively.

   Effective January 1, 1997, the Company became the employer of all employees that were formerly employed by Meridian Mutual and Citizens Security Mutual. This transfer allows for more freedom in compensation planning, such as more flexibility in the use of the Company's common stock as compensation, and to improve internal efficiencies by combining employee benefit plans. As a result of this transfer, all employee benefit plans that were previously under Meridian Mutual and Citizens Security Mutual were merged into Company plans.

   The Company's non-insurance subsidiaries are provided office space and various services by Meridian Mutual and Meridian Security.
   Expenses are allocated to such subsidiaries on the basis of specifically identified or estimated costs.

 6.Liability for Losses and Loss Adjustment Expenses:
   Activity in the liability for losses and loss adjustment expenses is summarized as follows:

                                         1996          1995          1994

   Balance at beginning of period    $123,577,240  $123,754,650  $119,763,925
   Less reinsurance recoverables       31,204,462    31,815,440    30,133,606
   Net balance at beginning of period  92,372,778    91,939,210    89,630,319

   Net reserves acquired (See Note 3)  20,685,369           ---           ---

   Incurred related to:
    Current year                      137,817,367   104,584,909    99,444,243
    Prior years                        (7,716,175)   (5,461,060)   (5,473,714)
       Total incurred                 130,101,192    99,123,849    93,970,529
   Paid related to:
    Current year                       93,199,000    61,791,602    55,216,000
    Prior years                        30,470,408    36,898,679    36,445,638
       Total paid                     123,669,408    98,690,281    91,661,638

   Net balance at end of period       119,489,931    92,372,778    91,939,210
   Plus reinsurance recoverables       41,819,308    31,204,462    31,815,440
   Balance at end of period          $161,309,239  $123,577,240  $123,754,650

 7.Reinsurance:
   The companies participating in the reinsurance pooling agreement (see Note 5) limit the maximum net loss which can arise from large risks or risks in concentrated areas of exposure by reinsuring their insurance business with unrelated third party insurers. In accordance with industry practice, the Company in its consolidated financial statements treats risks, to the extent reinsured, as though they were risks for which the Company is not liable. Reinsurance recoverables are estimated in a manner consistent with the claim liability associated with the reinsured policy. Insurance ceded by the Company's insurance subsidiaries does not relieve the subsidiaries' primary liability as the originating insurers. For the years ended December 31, 1996, 1995 and 1994, the amounts of unearned premiums that related to thrid party reinsurers were approximately $5,021,000, $2,617,000 and $2,620,000, respectively.

   Three types of reinsurance were purchased jointly by Meridian Mutual and Meridian Security. Treaty reinsurance automatically covers certain types of policies up to contracted limits. Facultative reinsurance is purchased on an individual risk basis and sets specific limits of coverage. Such coverage was purchased to cover liability and property exposures in excess of $200,000, up to the limits set forth in the individual treaty. Catastrophe reinsurance provides coverage for multiple losses caused by a single catastrophic event such as a windstorm or earthquake. The combined retention under this contract was $6,000,000 plus five percent of losses up to the $65,000,000 contract limit ($3,250,000 and $50,000,000, respectively, for years prior to 1996).

   Two other catastrophe reinsurance treaties provide coverage for aggregate losses caused by multiple catastrophic events. The combined retention under the first of these aggregate excess contracts was based on 2.5 percent of subject earned premiums, plus five percent of losses up to the $8,000,000 contract limits, with a $175,000 deductible per catastrophic event. Retention under the second aggregate excess contact, effective May 10, 1996, was $500,000 per quarter, plus five percent of losses up to $4,500,000 per quarter, with a total contract limit of $12,000,000 and a $250,000 per event deductible.

   The reinsurance agreements maintained by Citizens Security Mutual, Citizens Fund and ICO in 1996 were of two general types, consisting of excess of loss reinsurance and pro rata reinsurance. Effective January 1, 1996, the companies entered into a pro rata reinsurance contract covering 40 percent of each homeowner policy. Under other reinsurance contracts, the companies retained the first $300,000 of loss on any one risk on property coverage. The companies have pro rata reinsurance contracts for property risks covering losses between $300,000 and $4,600,000 per risk. For property risks in excess of $4,600,000, the companies negotiate reinsurance arrangements for each risk on an individual basis.
   The casualty reinsurance written by the companies is reinsured for losses in excess of $250,000 up to a maximum of $5,000,000 per occurrence. Effective January 1, 1996, the companies entered into an aggregate excess of loss contract which reinsures losses and allocated loss adjustment expenses in excess of 62 percent in any accident year. The reinsurer's obligation is limited to 5 percent of accident year subject net earned premium. Losses and allocated adjustment expenses in excess of 67 percent are retained.

   Approximately 89 percent of the Company's ceded reserves for losses and loss adjustment expenses are with Michigan Catastrophic Claims Association, Employers Reinsurance Corporation and Swiss Reinsurance America Corporation. Reinsurance recoveries recognized for the years ended December 31, 1996, 1995 and 1994 were $24,136,000, $1,547,000 and $2,758,000, respectively. The effect of reinsurance on premiums written and earned for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                         1996          1995          1994
     Premiums written:
       Direct                       $181,680,624  $152,596,128  $144,084,372
       Assumed                         3,730,504     7,269,782     6,132,096
       Ceded                         (16,216,479)  (11,102,025)  (14,026,543)
       Net                          $169,194,649  $148,763,885  $136,189,925

     Premiums earned:
       Direct                       $176,718,644  $149,748,331  $141,275,894
       Assumed                         6,425,316     5,222,170     5,744,277
       Ceded                         (15,839,546)  (11,104,680)  (12,018,290)
       Net                          $167,304,414  $143,865,821  $135,001,881

   On December 29, 1995, Meridian Mutual entered into an indemnity reinsurance agreement with Celina Mutual Insurance Company regarding commercial line business in the state of Pennsylvania. This transaction was recorded as assumed written premium, which was earned over the succeeding twelve months. Renewals of these policies will be recorded as direct business of Meridian Mutual. Through the pooling agreement, Meridian Security assumed premiums written of approximately $2,100,000 and ceding commissions of approximately $409,000.

 8.Deferred Policy Acquisition Costs:
   Changes in deferred policy acquisition costs are summarized as follows:

                                          1996          1995          1994

     Deferred, beginning of period   $ 13,354,600  $ 11,977,429  $ 11,972,069
     Additions:
       Commissions                     30,593,227    25,797,651    23,444,057
       Equity in acquired unearned
        premium reserve                 2,312,841           ---           ---
       Ceding commission                      ---       409,350       621,494
       Premium taxes                    2,458,670     1,625,370     2,108,746
       Other                            3,956,708     4,236,409     3,007,189
         Total Additions               39,321,446    32,068,780    29,181,486
     Amortization expense              35,985,771    30,691,609    29,176,126
     Deferred, end of period         $ 16,690,275  $ 13,354,600  $ 11,977,429

 9.Income Taxes:
   Current tax expense for the following periods differed from the tax expected solely on pre-tax income by applying the applicable statutory corporate tax rate to the various differences identified as follows:

                                          1996          1995          1994

     Tax at statutory rate           $  2,023,000  $  5,403,000  $  3,813,000
     Tax-exempt interest               (1,134,000)   (1,005,000)     (897,000)
     Dividends received deduction        (619,000)     (598,000)     (593,000)
     Loss, LAE and Salvage and
      subrogation fresh start             (17,000)       (7,000)      (20,000)
     Nondeductible expenses               168,000       109,000        74,000
     Other                               (270,859)      203,000        38,000
       Total income taxes            $    150,141  $  4,105,000  $  2,415,000

   The Revenue Reconciliation Act of 1990 required insurance companies to accrue future recoveries of salvage and subrogation on a discounted basis. A fresh start of 87 percent of the beginning 1990 discounted balance was provided for by that act. The impact of this provision has been calculated at $923,000, of which no amortization was recognized in 1996. Approximately $7,000 was recognized in 1995, and $20,000 in 1994. Prior to 1994, $876,000 was recognized.

   The Tax Reform Act of 1986 allowed for a fresh start deduction for reserve discounting requirements. This produced an aggregate tax benefit of approximately $900,000 of which the Company recognized approximately $17,000 in 1996. Prior to 1996, the Company had recognized approximately $855,000 of this benefit.

   Under SFAS No. 109, "Accounting For Income Taxes", the Company recorded a net deferred tax asset in 1996 and 1995, which is included among other assets. The net deferred tax asset at December 31, 1996, 1995 and 1994, is comprised of the following:

                                          1996          1995          1994
     Deferred tax assets:
      Unearned premium reserves      $  5,533,000  $  4,336,000  $  3,936,000
      Loss and loss adjustment
       expense reserves and
       salvage and subrogation          6,336,000     4,980,000     5,346,000
      Unrealized depreciation on
       investment securities                  ---           ---     3,747,000
      Other post-employment benefits      496,000       454,000       380,000
      Other                               875,000           ---        10,000
        Total deferred tax assets      13,240,000     9,770,000    13,419,000

     Deferred tax liabilities:
      Deferred policy acquisition costs 5,842,000     4,674,000     4,132,000
      Investments                         327,000       178,000        80,000
      Unrealized appreciation on
       investment securities            3,849,000     3,607,000           ---
      Other                               425,000        34,000        25,000
        Total deferred tax liabilities 10,443,000     8,493,000     4,237,000
     Net deferred tax asset          $  2,797,000  $  1,277,000  $  9,182,000

   The Company has paid income taxes during the last three preceding years that exceed the recorded deferred income tax asset generated by operations ($1,678,000 in 1996, $3,248,000 in 1995 and
   $2,950,000 in 1994).

10.Statutory Information:
   Subsidiary retained earnings available for distribution as dividends to the Company are limited by law to the statutory unassigned surplus of the subsidiaries on the previous December 31, as determined in accordance with the accounting practices prescribed or permitted by insurance regulatory authorities of the state of Indiana. Subject to this limitation, the maximum dividend that may be paid during a 12-month period, without prior approval of the insurance regulatory authorities is the greater of ten percent of statutory capital and surplus as of the preceding December 31 or net income for the preceding calendar year determined on a statutory basis. Meridian Security declared and paid dividends to the Company of $3,900,000 in 1996, $2,400,000 in 1995 and $2,200,000 in 1994. As of December 31, 1996,
   approximately $9,300,000 was available for distribution to the Company without prior approval of insurance regulatory authorities.

   The following is selected information for the Company's insurance subsidiaries, as determined in accordance with accounting practices prescribed or permitted by the Department of Insurance of their state of domicile:

                                          1996          1995          1994

     Statutory capital and surplus   $105,506,000  $ 90,952,000  $ 74,716,000
     Statutory net investment income $ 15,809,000  $ 14,733,000  $ 13,927,000
     Statutory net income            $  3,307,000  $ 11,625,000  $ 10,097,000

11.Shareholders' Equity:
   The Company has an Incentive Stock Plan ("Plan") for the purpose of attracting and retaining key employees. The maximum number of common shares authorized for issuance under the Plan is 750,000 shares. Awards under the Plan may include non-qualified and incentive stock options, stock appreciation rights, and restricted stock. Options to purchase common shares granted under the Plan are to have an exercise price of not less than the fair market value of the Company's common shares on the date of grant. Options are to be exercisable beginning one year from the date of grant and are to expire over various periods not to exceed ten years from the date of grant. Restricted stock awards may be granted subject to terms and conditions as prescribed by the committee which administers the Plan.

   In November 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". This statement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on the fair value method of accounting. The Company continues to account for stock options in accordance with Accounting Principles Board Opinion No. 25. Had compensation cost been determined using the fair value of the options at the grant dates in accordance with SFAS No. 123, the Company's net income and earnings per share for the periods ended December 31, 1996 and 1995 would have been reduced to the following pro-forma amounts:
   $143,000 and $53,000 and $0.02 and $0.01, respectively. The fair value of each option was estimated to be $13.63 and $13.43 on the date of the grant using the Black-Scholes model with the following assumptions for 1996 and 1995, respectively: risk free interest rates of 6.55 percent and 6.70 percent; dividend yield of 2.15 percent and 2.35 percent; and volatility of .314 and .358. As of December 31, 1996, options outstanding under these plans had an exercise price that ranged from $11.88 to $15.28 and a remaining weighted average contractual life of 6 years.

   Stock options granted by the Company for the periods ended December 31, 1996, 1995 and 1994 are summarized in the following table:

                                  1996               1995            1994
                           Weighted          Weighted         Weighted
                             Price   Shares    Price   Shares   Price   Shares

  Outstanding at January 1  $11.69  313,781   $10.88  328,401  $ 8.30   97,713
  Granted                    14.04   31,000    14.27   37,000   11.81  278,280
  Exercised during the year   5.75   (4,042)    5.75  (30,521)  10.98  (47,592)
  Canceled during the year    9.51  (37,415)   12.20  (21,099)    ---      ---
  Outstanding at December 31 12.28  303,324    11.69  313,781   10.88  328,401

  Portion thereof exercisable
    at December 31          $12.30  272,324   $11.52  278,781  $ 5.75   50,121

  Available for future grants       220,856           251,856          288,856

12.Unaudited Selected Quarterly Financial Data:
   (Amounts in thousands except per-share data)

                                              Quarter Ended
                              March 31     June 30  September 30 December 31
   1996
     Revenues                $  41,400   $  43,262   $  48,990   $  52,917
     Net income              $     595   $     702   $   1,806   $   2,697
     Net income per share    $    0.09   $    0.10   $    0.27   $    0.40

   1995
     Revenues                $  38,667   $  39,633   $  41,400   $  40,122
     Net income              $   2,751   $   1,261   $   3,404   $   4,201
     Net income per share    $    0.41   $    0.19   $    0.50   $    0.62